Exhibit 99.4

United Microelectronics Corporation

For the month of April, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of March 31, 2024	Number of shares as of April 30, 2024	Changes
Vice President	Jerry CJ Hu	3,143,000	3,133,000	(10,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of March 31, 2024	Number of shares as of April 30, 2024	Changes
Vice President	Steven S Liu	2,700,000	2,200,000	(500,000)